Exhibit 99.1

BeyondSpring Reports First-Quarter 2020 Financial Results and Operational Update

- PROTECTIVE-2 (Study 106) Phase 3 Interim Analysis This Month to Evaluate Superiority in CIN -

- PROTECTIVE-2 Phase 2 Shows Positive Results in Chemotherapy Optimization with Potentially Better Clinical Outcomes -

- DUBLIN-3 (Study 103 Phase 3) Second Interim Analysis for NSCLC Received DSMB’s Recommendation to Continue Without Modification -

NEW YORK, June 11, 2020 – BeyondSpring Inc. (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a global biopharmaceutical company focused on the development of innovative cancer therapies, announced today its financial results and provided an operational update for the three months ended March 31, 2020.

“During the first quarter, we continued to make progress in the two lead indications for Plinabulin for both the prevention of chemotherapy-induced neutropenia (CIN) and treatment of non-small cell lung cancer (NSCLC),” said Dr. Lan Huang, Co-Founder, Chairman and Chief Executive Officer. “Our recent data from PROTECTIVE-2 Phase 2 showed Plinabulin combined with G-CSF improves chemotherapy compliance compared to G-CSF alone, which potentially leads to better clinical outcomes. The Plinabulin-G-CSF combination’s potential to prevent infection and hospitalization becomes even more important to the physicians, patients and the healthcare system in the COVID-19 pandemic. We expect to reach the pre-specified interim analysis for PROTECTIVE-2 Phase 3 this month to evaluate superiority in CIN, which has the potential to mark the first significant enhancement in preventing neutropenia in 30 years.”

“With over 1,200 patients enrolled to date for Plinabulin clinical programs, we believe we are well-positioned to capitalize on our upcoming regulatory milestones with multiple New Drug Application (NDA) filings followed by near term commercial opportunities. Looking ahead, we continue to advance our clinical studies to support our view of Plinabulin as a ‘pipeline in a drug’ and believe its potential in improving standard of care in CIN prevention and cancer treatments will help many patients in need globally.”

Select First-Quarter 2020 and Recent Operational Highlights

Chemotherapy-Induced Neutropenia (CIN)

PROTECTIVE-2 Phase 2 for Chemotherapy-Induced Neutropenia Shows Positive Results in Chemotherapy Optimization with Potentially Better Clinical Outcomes

In June 2020, BeyondSpring announced that PROTECTIVE-2 Phase 2 superiority trial for CIN shows that Plinabulin in combination with Neulasta (pegfilgrastim), a long-lasting G-CSF, which is a predominant therapy to treat CIN, enables more cancer patients to receive the optimal chemotherapy dose and regimen, which potentially leads to better clinical outcomes.

•
In breast cancer patients treated with docetaxel, doxorubicin and cyclophosphamide (TAC, a high-risk chemotherapy) with 20mg/m2 of Plinabulin combined with 6mg of Neulasta (n=16) compared with 6mg of Neulasta alone (n=22), Plinabulin + G-CSF improved compliance with targeted chemotherapy

•	Dose reduction (over 15 percent): only 6.3 percent of patients in the Plinabulin-Neulasta combination arm versus 22.7 percent in Neulasta arm – a 72 percent improvement

•
Downgraded regimen (from TAC, to docetaxel and cyclophosphamide, or TC): No (0 percent) patients in the Plinabulin + G-CSF arm downgraded chemotherapy from the TAC regimen to the TC regimen versus 18.2 percent in the Neulasta arm – p < 0.05

Plinabulin’s Mechanism of Action Complements Neulasta in Cancer Treatment

In May 2020, two Company abstracts were presented at this year’s American Society of Clinical Oncology (ASCO) Virtual Scientific Program, evaluating Plinabulin alongside Neulasta.

•
BeyondSpring’s e-publication, titled, “Comparison of CD34+ mobilization effects of standard dose pegfilgrastim (Peg) versus low-dose peg combined with plinabulin (Plin),” demonstrates the efficacy of Plinabulin-Neulasta combination in increasing CD34+ counts for patients, with fewer adverse events

•
Additionally, BeyondSpring’s poster presentation, titled, “Head-to-head comparison of the non-G-CSF small molecule single agent (SA) plinabulin with SA pegfilgrastim for the prevention of docetaxel chemotherapy (chemo)-induced neutropenia (CIN) in the protective-1 trial,” compares Plinabulin versus Neulasta as an effective monotherapy for CIN prevention

Non-Small Cell Lung Cancer (NSCLC)

DSMB Recommends DUBLIN-3 Phase 3 NSCLC to Continue Without Modification

In June 2020, BeyondSpring reported it had reached the pre-specified second interim analysis for DUBLIN-3 for NSCLC treatment with Plinabulin.

•	Upon reviewing the efficacy and safety data of over 500 patients at an approximately 300-patient death event, DSMB advised BeyondSpring to continue the study without any modifications

•	DUBLIN-3 is a global Phase 3 trial for Plinabulin, in combination with docetaxel versus docetaxel alone, for the treatment of second- / third-line EGFR wild-type NSCLC

•
Thus far, over 600 cancer patients have been dosed with Plinabulin, which has demonstrated good tolerability and satisfies the safety database standard of both the U.S. Food and Drug Administration (FDA) and China’s National Medical Products Administration (NMPA)

Intellectual Properties

BeyondSpring Granted U.S. Patent for Plinabulin to Treat Severe CIN from Taxane in Cancer Patients

•
In May 2020, the U.S. Patent and Trademark Office (USPTO) granted BeyondSpring a new patent for methods of treating severe CIN in cancer patients treated with taxane with protection through 2033. This patent establishes Plinabulin’s beneficial effects in reducing CIN associated with taxane, one of the most commonly used chemotherapies

•	The Company currently owns 76 patents, including 17 issued U.S. patents, for Plinabulin and its analogs with protection through 2036

Financial Results for the Three Months Ended March 31, 2020

Research and development (“R&D”) expenses were $13.7 million for the quarter ended March 31, 2020, compared to $6.3 million for the quarter ended March 31, 2019. The $7.4 million increase was largely attributable to an increase of $4.4 million in clinical trial expenses and an increase of $3.0 million in non-cash share-based compensation.

Selling, general and administrative (“SG&A”) expenses were $2.9 million for the quarter ended March 31, 2020, compared to $1.6 million for the quarter ended March 31, 2019. The $1.3 million increase was mainly due to a $0.6 million increase in commercial and marketing expense, a $0.3 million increase in salary, wages and benefits expense, and a $0.4 million increase in other expenses.

Net loss attributable to the Company was $16.1 million for the quarter ended March 31, 2020, compared to $7.3 million for the quarter ended March 31, 2019.

As of March 31, 2020, the Company had a cash balance of $24.9 million. The Company believes currently available financial resources will be sufficient to support its clinical trials and submit NDAs in the U.S. and China for Plinabulin for the CIN and NSCLC indications, as well as to advance its immuno-oncology pipeline and ubiquitination protein degradation research platform.

Anticipated Milestones

The following outlines the Company’s anticipated upcoming milestones and projected timelines:

•	Interim topline data readout for PROTECTIVE-2 Phase 3 for CIN – June 2020

•	Final data readout for PROTECTIVE-2 Phase 3 for CIN – H2 2020

•	Final data readout for PROTECTIVE-1 Phase 3 for CIN – H2 2020

•	NDA submission for Plinabulin for CIN in the U.S. – H2 2020

•	Final data readout for DUBLIN-3 for NSCLC – H2 2020

•	NDA submission for Plinabulin for NSCLC in China – H2 2020

•	NDA submission for Plinabulin for NSCLC in the U.S. – H1 2021

About BeyondSpring

BeyondSpring is a global clinical-stage biopharmaceutical company focused on the development of innovative immuno-oncology cancer therapies. BeyondSpring’s lead asset, first-in-class agent Plinabulin, is in a Phase 3 global clinical trial as a direct anticancer agent in the treatment of non-small cell lung cancer (NSCLC) and two Phase 3 clinical programs in the prevention of chemotherapy-induced neutropenia (CIN). BeyondSpring has strong R&D capabilities with a robust pipeline in addition to Plinabulin, including three immuno-oncology assets and a drug discovery platform using the ubiquitination degradation pathway. The Company also has a seasoned management team with many years of experience bringing drugs to the global market. BeyondSpring is headquartered in New York City.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements that are not historical facts. Words such as "will," "expect," "anticipate," "plan," "believe," "design," "may," "future," "estimate," "predict," "objective," "goal," or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company's future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, the impact of widespread health developments, including the recent COVID-19 pandemic, and the responses thereto, which could materially and adversely affect, among other things, enrollment of patients in our clinical trials and our expected timeline for data readouts of our clinical trials and certain regulatory filings for our product candidates, unexpected changes to estimates of our expenses, future revenues and capital requirements, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts

Scott Eckstein / Caitlin Kasunich
KCSA Strategic Communications
212.896.1210 / 212.896.1241

seckstein@kcsa.com / ckasunich@kcsa.com

BEYONDSPRING INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2020

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		December 31,	March 31,
	Note	2019	2020
		$	$
			(Unaudited)
Assets

Current assets:
Cash and cash equivalents		35,933	24,917
Advances to suppliers		4,519	4,384
Prepaid expenses and other current assets		410	452
Total current assets		40,862	29,753

Noncurrent assets:
Property and equipment, net	3	209	203
Operating lease right-of-use assets		2,538	2,607
Other noncurrent assets		946	941
Total noncurrent assets		3,693	3,751

Total assets		44,555	33,504

Liabilities and equity

Current liabilities:
Accounts payable		2,537	5,140
Accrued expenses		5,861	4,697
Due to related parties	5	29	42
Current portion of operating lease liabilities		537	643
Other current liabilities	11	1,089	1,685
Total current liabilities		10,053	12,207

Noncurrent liabilities:
Long-term loans	4	1,436	1,413
Operating lease liabilities		1,935	1,892
Total noncurrent liabilities		3,371	3,305
Total liabilities		13,424	15,512

Equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 27,885,613 shares and 27,888,906 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively)	7	3	3
Additional paid-in capital	7	246,979	250,417
Accumulated deficit	7	(216,845)	(232,929)
Accumulated other comprehensive income	7	140	197

Total BeyondSpring Inc.’s shareholder’s equity		30,277	17,688
Noncontrolling interests	7	854	304
Total equity		31,131	17,992

Total liabilities and equity		44,555	33,504

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

(Unaudited)

		Three months ended March 31,
	Note	2019	2020
		$	$

Revenue		-	-

Operating expenses:
Research and development		(6,330)	(13,704)
Selling, general and administrative		(1,639)	(2,928)

Loss from operations		(7,969)	(16,632)
Foreign exchange gain (loss), net		173	(74)
Interest income		6	64
Interest expense		(37)	(21)
Other income		-	1

Loss before income tax		(7,827)	(16,662)
Income tax benefit	6	-	-

Net loss		(7,827)	(16,662)
Less: Net loss attributable to noncontrolling interests		(534)	(578)
Net loss attributable to BeyondSpring Inc.		(7,293)	(16,084)

Net loss per share
Basic and diluted	10	(0.32)	(0.58)
Weighted-average shares outstanding Basic and diluted	10	23,029,362	27,732,449

Other comprehensive loss
Foreign currency translation adjustment (loss) gain		(194)	53
Comprehensive loss		(8,021)	(16,609)
Less: Comprehensive loss attributable to noncontrolling interests		(575)	(582)
Comprehensive loss attributable to BeyondSpring Inc.		(7,446)	(16,027)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

 (Amounts in thousands of U.S. Dollars (“$”))

(Unaudited)

		Three months ended March 31,
	Note	2019	2020
		$	$
Operating activities:
Net loss		(7,827)	(16,662)
Adjustments to reconcile net loss to net cash from operating activities:
Share-based compensation	12	371	3,470
Depreciation expenses		23	15
Changes in operating assets and liabilities:
Advances to suppliers		143	135
Due from related parties	5	100	-
Prepaid expenses and other current assets		123	(42)
Operating lease right-of-use assets		134	(69)
Other noncurrent assets		(60)	5
Accounts payable		(620)	2,603
Accrued expenses		2,377	(1,164)
Operating lease liabilities		(56)	63
Other current liabilities		232	596
Net cash used in operating activities		(5,060)	(11,050)

Investing activities:
Acquisitions of property and equipment		(4)	(9)
Net cash used in investing activities		(4)	(9)

Financing activities:
Proceeds from loans	4	2,986	-
Loans from related parties	5	350	14
Net cash provided by financing activities		3,336	14

Effect of foreign exchange rate changes, net		(200)	29

Net decrease in cash and cash equivalents		(1,928)	(11,016)
Cash at beginning of period		3,889	35,933

Cash at end of period		1,961	24,917

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation

BeyondSpring Inc. (the “Company”) was incorporated in the Cayman Islands on November 21, 2014. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in clinical stage biopharmaceutical activities focusing on the development of innovative cancer therapies. The Company is under the control of Mr. Linqing Jia and Dr. Lan Huang as a couple (collectively, the “Founders”) since its incorporation.

As of March 31, 2020, the subsidiaries of the Company are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership by the Company	Principal activities

BeyondSpring	Delaware,
Pharmaceuticals Inc.	United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	The British Virgin Islands (“BVI”)	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology
Limited	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology	The People’s Republic of China
(Shenzhen) Ltd.	(“PRC”)	April 23, 2015	100%	Holding company

Dalian Wanchunbulin
Pharmaceuticals Ltd.
(“Wanchunbulin”)	PRC	May 6, 2015	57.97%	Clinical trial activities

BeyondSpring Pharmaceuticals
Australia PTY Ltd.
(“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

Beijing Wanchun Pharmaceutical
Technology Ltd.
(“Beijing Wanchun”)	PRC	May 21, 2018	57.97%	Clinical trial activities

SEED Therapeutics Inc.
(“SEED”)	BVI	June 25, 2019	100%	Holding company

SEED Technology Limited
(“SEED Technology”)	BVI	December 9, 2019	57.97%	Holding company

The accompanying unaudited interim condensed consolidated balance sheet as of March 31, 2020, the unaudited interim condensed consolidated statements of comprehensive loss for the three months ended March 31, 2019 and 2020, the cash flows for the three months ended March 31, 2019 and 2020, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2019. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation (continued)

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the three months ended March 31, 2020 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2020. The consolidated balance sheet as of December 31, 2019 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2019.

2.	Summary of significant accounting policies

Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Going concern

According to Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company has incurred operating losses and negative cash flows from operations since inception. To date, the Company has no product revenue and management expects operating losses to continue for the foreseeable future, and has primarily funded these losses through equity financings. The Company incurred a net loss of $16,662 during the three months ended March 31, 2020 and has an accumulated deficit of $232,929 as of March 31, 2020. Net cash used in operations was approximately $11,050 for the three months ended March 31, 2020. As of March 31, 2020, the Company had $17,546 net current assets and $24,917 of cash and cash equivalents on hand.

The Company is implementing a cost reduction plan, which includes the deferral of certain research, development and clinical projects and reduction of administrative expenses until it obtains additional financings. With the implementation of cost reduction plan, the Company anticipates that its current financial resources will enable it to meet its operational expenses and capital expenditures into the second quarter of year 2021.

Therefore, the management believes that the substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated. The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to share-based compensation, clinical trial accrual, valuation allowance for deferred tax assets, estimating uncertain tax position, measurement of right of use assets and lease liabilities and estimating of useful life for property and equipment. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Fair value measurements

The Company measures certain financial assets and liabilities at fair value. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy, as follows:

•	Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2— Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3— Unobservable inputs which are supported by little or no market activity.

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments of the Company primarily include cash and cash equivalents, due from related parties, due to related parties, accounts payable and long-term loans. Except for the long-term loans, the carrying values of these financial instruments approximated their fair value due to their short term nature as of December 31, 2019 and March 31, 2020.

As of December 31, 2019 and March 31, 2020, the total carrying amount of long-term loans was $1,436 and $1,413, compared with an estimated fair value of $1,373 and $1,214, respectively. The fair value of the long-term loans is estimated by discounting cash flows using interest rates currently available for debts with similar terms and maturities (Level 2 fair value measurement).

Recent accounting pronouncements

New accounting standard have not yet been adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

3.	Property and equipment, net

Property and equipment consist of the following:

	December 31, 2019	March 31, 2020
	$	$
		(Unaudited)

Office equipment	150	161
Laboratory equipment	114	113
Motor vehicles	23	22
Leasehold improvements	103	103

	390	399
Less: accumulated depreciation	(181)	(196)

Property and equipment, net	209	203

Depreciation expenses for the three months ended March 31, 2019 and 2020 were $23 and $15, respectively.

4.	Long-term loans

On March 28, 2019, the Company borrowed a three-year term loan with a principal amount of $1,493 (RMB10,000) from China Construction Bank, which bears an annual interest rate of 120.0% of the three-year loan interest rate quoted by the People’s Bank of China. The loan is guaranteed by the shareholder of the Company, Shenzhen Sangel Capital Management Limited Company (“Shenzhen Sangel”) and Mr. Mulong Liu, a shareholder of Shenzhen Sangel. The maturity date of the loan is March 28, 2022.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

5.	Related party transactions

Loan from related parties

In October and December 2019, the Company borrowed 60-day interest-free loans totaling of $29 (RMB200) from Dalian Wanchun Biotechnology Co., Ltd. (“Wanchun Biotech”). In February 2020, the Company borrowed 60-day interest-free loans totaling of $14 (RMB100) from Wanchun Biotech. The maturity of the above loans was extended to June 2020.

6.	Income taxes

There is no provision for income taxes because the Company and its subsidiaries were in a cumulative loss position for the three months ended March 31, 2019 and 2020.

The Company recorded a full valuation allowance against deferred tax assets for all periods presented. There were no material changes in unrecognized tax benefits and related interest and penalties for the three months ended March 31, 2020. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months.

7.	Equity

The movement of equity is as follows:

	BeyondSpring Inc.’s shareholders
					Accumulated
			Additional		other		Non	Total
	Ordinary share		paid-in	Accumulated	comprehensive	Subtotal	controlling	equity
	Shares	Amount	capital	deficit	(loss) gain		interests	(deficit)
		$	$	$	$	$	$	$

Balances at January 1, 2020 (audited)	27,885,613	3	246,979	(216,845)	140	30,277	854	31,131
Share-based compensation	3,293	-	3,438	-	-	3,438	32	3,470
Foreign currency translation adjustment (loss) gain	-	-	-	-	57	57	(4)	53
Net loss	-	-	-	(16,084)	-	(16,084)	(578)	(16,662)

Balances at March 31, 2020 (unaudited)	27,888,906	3	250,417	(232,929)	197	17,688	304	17,992

Balances at January 1, 2019 (audited)	23,184,612	2	170,950	(178,760)	42	(7,766)	(1,616)	(9,382)
Share-based compensation	-	-	371	-	-	371	-	371
Foreign currency translation adjustment loss	-	-	-	-	(153)	(153)	(41)	(194)
Net loss	-	-	-	(7,293)	-	(7,293)	(534)	(7,827)

Balances at March 31, 2019 (unaudited)	23,184,612	2	171,321	(186,053)	(111)	(14,841)	(2,191)	(17,032)

8.	Restricted net assets

As a result of PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2019 and March 31, 2020, amounts restricted were the net assets of the Company’s PRC subsidiaries, which amounted to $2,032 and $329, respectively.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

9.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $15 and $26 for the three months ended March 31, 2019 and 2020, respectively.

10.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Three months ended March 31,
	2019	2020
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	$(7,293)	$(16,084)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	23,029,362	27,732,449

Net loss per share —basic and diluted	$(0.32)	$(0.58)

The effects of restricted shares and share options were excluded from the calculation of diluted loss per share as their effect would have been anti-dilutive during the three months ended March 31, 2019 and 2020.

11.	Supplemental balance sheet information

Other current liabilities consist of the following:

	As of December 31,	As of March 31,
	2019	2020
	$	$
		(Unaudited)

Compensation related	226	207
Professional services	-	543
Other taxes related	798	810
Other	65	125

Total	1,089	1,685

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

12.	Share-based compensation

During the three months ended March 31, 2020, the Company granted a total of 381,301 share options and 3,293 restricted shares, respectively.

The following table summarizes total share-based compensation expense recognized for the three months ended March 31, 2019 and 2020:

	Three months ended March 31,
	2019	2020
	$	$
	(Unaudited)	(Unaudited)

Research and development	156	3,183
Selling, general and administrative	215	287

Total	371	3,470